FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **January 2007**
Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
    Form 20-F   ___   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
                Yes   ___   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82
_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

Date: January 12, 2007

By: /s/ Douglas B. Silver
      Douglas B. Silver
      Chief Executive Officer

EXHIBIT INDEX

99.1   Press Release dated January 12, 2007.



AMEX:ROY	**NR 07-01**
TSX:IRC	**January 12, 2007**

INTERNATIONAL ROYALTY COMPLETES FIRST CLOSING ON PASCUA ROYALTY

DENVER, COLORADO – January 12, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or “IRC”) reports that it has concluded the first of two closings on the Pascua royalty. The first closing, for a cash price of US$11.4 million, covers approximately one third of the total royalty being purchased. The purchase of the remaining interest for US$26 million is expected to close in late February, 2007.

The Pasqua royalty applies to the first 14 million ounces of gold produced from the Chilean portion of the deposit. Independent consultants to Barrick Gold Corporation have reported that 80% of the orebody resides in Chile. Upon the second closing IRC could be obliged to make two one-time payments of US$4.0 million each if gold prices exceed US$550 and US$600 per ounce for any six-month period within 36 months after the mine begins pouring gold. IRC also has an option to acquire up to 50% of royalty sellers’ proportional interests in the project’s upside potential (beyond the 14 million ounces of gold production) on the surrounding land position for an additional US$4.0 million.

In completing this purchase, the Company drew down US$4 million from a new US$20 million line of credit. The line of credit was arranged with The Bank of Nova Scotia and has a two year term with annual renewals. The facility is available for general corporate purposes including the acquisition of mineral royalty interests and is subordinate to the Company’s existing debentures.

Supplemental information on the Pascua royalty transaction will be available on the Company’s website at www.internationalroyalty.com.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia.

This press release has been reviewed by Nick Michael, a qualified person for the purposes of National Instrument 43-101.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com

Some of the statements contained in this release are forward-looking statements, such as IRC's expectation that it will close the remaining interest in the Pascua royalty in late February, 2007. Actual results and developments may differ materially from those contemplated by such forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on any forward-looking statements.